Exhibit 99.3

Syneron Candela Announces Agreement to be Acquired by Funds advised by
Apax Partners for $11.00/share in Cash,
Representing an Approximate Value of $397 Million

Irvine, CA and London, April 3, 2017 – Syneron Medical Ltd. (NASDAQ: ELOS), a leading global non-surgical aesthetic device company, and Apax Partners, a leading global private equity advisory firm, today announced a definitive agreement under which an affiliate of funds advised by Apax Partners will acquire all of the outstanding shares of Syneron Candela for $11.00 per share in cash in a transaction valued at approximately $397 million. The per share acquisition price represents a 15% premium to Syneron Candela’s 90-day volume-weighted average closing price through March 31, 2017, and a 33% premium to Syneron Candela’s 90-day volume-weighted average closing price through February 10, 2017, the last trading day prior to media speculation of a transaction with funds advised by Apax.

“This acquisition is a strong recognition of Syneron Candela’s leadership in the aesthetic medical device market, its leading world-class technology and unique global footprint.  These exceptional assets are a result of the many years of hard work of our skillful and dedicated employees all over the world.  We are confident that Apax will add significant value and expertise as Syneron Candela executes on its growth strategy while delivering innovative technologies to our customers and patients.  I also believe that this transaction represents a positive outcome for our shareholders,” said Dr. Shimon Eckhouse, the co-founder and Chairman of Syneron Candela.

Steven Dyson, Partner and Co-Head of Healthcare at Apax Partners, commented: “We have identified the medical aesthetics market as a highly attractive investment area given its long-term growth prospects. Syneron Candela is very well positioned to capture this opportunity, with its highly diversified geographic footprint, broad and market-leading products portfolio, exceptional R&D capabilities and cutting-edge technology. We are looking forward to partnering with the Syneron Candela team to continue its strong growth trajectory, and to seeing the even greater benefits it can deliver for customers and patients”.

The transaction is subject to customary closing conditions, including Syneron Candela shareholder approval and the receipt of certain regulatory approvals.  The Syneron Candela Board of Directors has unanimously approved the transaction. Subject to standard fiduciary obligations, Dr. Shimon Eckhouse, who owns 7.4% of the Company, has entered into a customary voting agreement pursuant to which he has agreed to vote all of his shares in favor of the transaction. There are no financing conditions associated with the transaction.

The merger agreement includes a “go-shop” period which ends on May 9, 2017.  During this period, Syneron Candela, with the assistance of Barclays, will actively solicit, evaluate and potentially enter into negotiations with respect to alternative proposals from third parties. There can be no assurance that this process will result in receipt of a superior offer or that any other transactions may be approved or consummated. Syneron Candela does not intend to disclose developments about this process unless and until its board has made a decision with respect to any potential superior proposal.

Barclays is acting as exclusive financial advisor to Syneron Candela.  Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. and Morrison & Foerster LLP are serving as legal advisors. J.P. Morgan is serving as financial advisor to Apax Partners and Simpson Thacher & Bartlett LLP and Meitar Liquornik Geva Leshem Tal are serving as legal advisors.

About Syneron Candela
Syneron Candela is a leading global non-surgical aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, women's intimate health, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape Power, VelaShape, CO2RE, CO2RE Intima, GentleLase, VBeam Perfecta, PicoWay, Profound and elōs Plus.

Founded in 2000 and headquartered in Israel, Syneron Candela has R&D and manufacturing operations in Israel and the U.S. The company markets, services and supports its products in nearly 100 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

About Apax Partners
Apax Partners is a leading global private equity advisory firm.  Over its more than 30-year history, Apax Partners has raised and advised funds with aggregate commitments in excess of $46 billion*.  Funds advised by Apax Partners invest in companies across four global sectors of Healthcare, Tech and Telco, Services and Consumer.  These funds provide long-term equity financing to build and strengthen industry leaders.  In the healthcare sector they have completed more than 80 investments, including in medical devices, pharmaceuticals and healthcare services. For further information about Apax Partners, please visit www.apax.com.

*Funds raised since 1981, commitments converted from fund currency to USD at FX rates as at December 2016.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include statements regarding the expected benefits of the potential acquisition by Apax Partners and the expected timing of the proposed acquisition. Such “forward looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected.  Achievement of these results by the Company may be affected by many factors, including, but not limited to, risks and uncertainties regarding the ability to close the proposed transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including shareholder and regulatory approvals; the risk that the benefits of the potential transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the risk that the Company’s business may not perform as expected;  as well as general economic conditions . Additional information regarding these and other factors is contained in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F. The statements made by the Company are based upon management's current expectations and  the Company undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law.

For additional information, please visit http://www.syneron-candela.com.

Important Additional Information about This Transaction and Where to find it
In connection with the proposed transaction, Syneron Candela will mail a proxy statement and proxy card to its shareholders and furnish a copy of those materials to the SEC on Form 6-K.  Shareholders of Syneron Candela are urged to read the proxy statement and the other relevant material when they become available because they will contain important information about Syneron Candela, Apax Partners, the proposed transaction and related matters.  Shareholders are urged to carefully read the proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.  The proxy statement (when available) may be obtained for free at the SEC's website at www.sec.gov.  In addition, the proxy statement will be available, without charge, at Syneron Candela’s website at http://www.syneron-candela.com.

Media and Investor Contacts

Syneron Candela Contacts

Heidi Donato, Cohn & Wolfe (media)
E: Heidi.Donato@cohnwolfe.com
M: +1-516-359-1146
P: +1-516-221-0614

Hugo Goldman, Chief Financial Officer (investors)
Syneron Candela
E: hugo.goldman@syneron-candela.com
P: +972-73-2442200

Zack Kubow (investors)
The Ruth Group
E: zkubow@theruthgroup.com
P: 646-536-7020

Apax Partners Contacts

Alex Wessendorff, Communications Manager
Apax Partners
+44 20 7872 6461
Alex.Wessendorff@apax.com

EMEA Media Enquiries
Georgiana Brunner or Matthew Goodman
Greenbrook Communications
Tel: +44 20 7952 2000
Email: apax@greenbrookpr.com

The Americas Media Enquiries
Todd Fogarty
KEKST
Tel: +1 212 521 4854
Email: todd.fogarty@kekst.com